BURBERRY

By Courier to the Mail Room

FILE NO: 82-34691

03 OCT -9 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

03032633

7 October 2003

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

SUPPL

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The attached information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders;

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

during the period 22 May - 30 September 2003.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

Enc

dlw 10/28

82-34691

communicate RNS

Close

Full Text Announcement

03 OCT -9 AM 7:21

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Share Repurchase Authority
Released	12:58 22 May 2003
Number	4431L

In accordance with paragraph 15.3 of the UKLA Listing Rules, Burberry Group plc ("the Company") announces that at a meeting held on 21 May 2003, the Board approved the form of the Notice of Annual General Meeting which includes a resolution seeking general authority from shareholders, other than the renewal of an existing authority, for the Company to make purchases of the Company's Ordinary Shares of 0.05p each.

The Company's Annual General Meeting will be held on 15 July 2003.

END

Close

◂ Back / Next ▸

82-34691

communicate RNS

Full Text Announcement

‹ Back / Next ›   Other Announcements from this Company ▾   Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:19 30 May 2003
Number	7786L

GUS plc made the following announcement yesterday, 29 May 2003:

"On 7 April 2000 the Company (GUS plc) made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The April 2000 awards included an award of 146,393 Ordinary shares to John Peace and an award of 69,204 Ordinary shares to David Tyler.

The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, after the sale of sufficient shares to satisfy the UK tax liability, the following shares have been transferred to directors of the Company (GUS plc) today:

John Peace – 90,961 Ordinary shares

David Tyler – 43,000 Ordinary shares

Following these transfers John Peace holds 187,331 Ordinary shares in the Company (GUS plc) and David Tyler holds 95,882 Ordinary shares in the Company (GUS plc).

The sale of the shares to satisfy the tax liability was made on 28 May at a price of 632.356p per share."

Accordingly, Burberry Group plc wishes to announce, pursuant to s329 Companies Act 1985, the change in the interests of two of its directors, namely John Peace and David Tyler, in the shares of GUS plc, which owns approximately 77% of the Ordinary Shares in Burberry Group plc.

Burberry Group plc was notified by GUS plc of the changes in the above interests on 29 May 2003.

END

Close

‹ Back / Next ›

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:13 2 Jun 2003
Number	8312L

Burberry Group plc ("the Company")

As potential beneficiaries of the holding of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf ("the Directors") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

The Company received notification on 30 May 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the Directors that, on 29 May 2003, it had acquired 14,956 Shares at a price of £2.50 per Share.

The Company also received notification on 2 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the Directors that, on 30 May 2003, it had acquired 488,975 Shares at a price of £2.5797 per Share.

END

82-34691

communicate RNS

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:18 2 Jun 2003
Number	8316L

GUS plc made the following announcement on Friday, 30 May 2003:

"GUS plc has received notification that, following his exercise today of share options in respect of 146,393 Ordinary shares in the Company awarded on 7 April 2000 at a price of 375.7p per share, John Peace, a director of the Company, has sold those 146,393 shares at a price of 637.5p per share."

Accordingly, Burberry Group plc wishes to announce, pursuant to section 329 Companies Act 1985, the change in the interests of one of its directors, namely John Peace, in the shares of GUS plc, which owns approximately 77% of the Ordinary Shares in Burberry Group plc.

Burberry Group plc was notified by GUS plc of the changes in the above interests on 30 May 2003.

END

Close

‹ Back / Next ›

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	14:48 4 Jun 2003
Number	9234L

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 3 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 2 June 2003, it had acquired 174,326 Shares at a price of £2.5989 per Share.

The Company also received notification on 4 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 3 June 2003, it had acquired 650,000 Shares at a price of £2.6125 per Share.

The Company wishes to correct the announcements made on 28 March 2003, 30 May 2003 and 2 June 2003 at 18.13 relating to changes in the Trust's shareholding, which should have disclosed John Peace and David Tyler as potential beneficiaries of the Trust.

END

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	12:17 5 Jun 2003
Number	9645L

Burberry Group plc ("the Company") has today received notification from Michael Metcalf, a director of the Company, that on 30 May 2003 he exercised share options over, and subsequently sold, 73,197 Ordinary shares of 25p each in GUS plc, the parent company of the Company's majority shareholder.

These share options were granted on 7 April 2000 with an exercise price of 375.7p per share and the shares were sold at a price of 637.5p per share.

END

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	15:31 6 Jun 2003
Number	0393M

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 5 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 4 June 2003, it had acquired 60,000 Shares at a price of £2.5995 per Share.

The Company also received notification on 6 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 5 June 2003, it had acquired 151,743 Shares at a price of £2.5994 per Share.

END

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	11:50 10 Jun 2003
Number	1386M

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 9 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 6 June 2003, it had acquired 100,000 Shares at a price of £2.6298 per Share.

The Company also received notification on 10 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 9 June 2003, it had acquired 560,000 Shares at a price of £2.6065 per Share.

END

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Report & Accounts etc
Released	13:40 12 Jun 2003
Number	2594M

- Burberry Group plc Annual Report & Accounts for the year ended 31 March 2003
- AGM Circular (incorporating the Notice of Annual General Meeting)
- Proxy Card

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

END

Close

‹ Back / Next ›

82-34691

Close

communicate RNS

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

03 OCT -9 AM 7:21

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	16:46 12 Jun 2003
Number	2815M

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 11 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 10 June 2003, it had acquired 57,717 Shares at a price of £2.5839 per Share.

The Company also received notification on 12 June 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 11 June 2003, it had acquired 92,283 Shares at a price of £2.5863 per Share.

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	13:06 13 Jun 2003
Number	3129M

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification today, 13 June 2003, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 12 June 2003, it had acquired 350,000 Shares at a price of £2.5472 per Share.

END

Close

‹ Back / Next ›

82-34691

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	17:44 17 Jun 2003
Number	4532M

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

03 OCT -9 AM 7:21

2. Name of director

Rose Marie Bravo

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Burberry Group plc Approved Executive Share Option Scheme 2002 and the Burberry Group plc Non-Approved Executive Share Option Scheme 2002

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

17.06.03

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

12.06.03

18. Period during which or date on which exercisable

12.06.04 - 12.06.13

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

833,333 Ordinary Shares of 0.05p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.58 per Ordinary Share

22. Total number of shares or debentures over which options held following this notification

8,333,333 including the awards made under the Burberry Senior Executive Restricted Share Plan

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Michael Mahony - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Michael Mahony

Date of Notification

17.06.03

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Thomas O'Neill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of an option under the Burberry Group plc Non-Approved Executive Share Option Scheme 2002

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

17.06.03

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

12.06.03

18. Period during which or date on which exercisable

12.06.04 - 12.06.13

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

87,700 Ordinary Shares of 0.05p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.58 per Ordinary Share

22. Total number of shares or debentures over which options held following this notification

705,488 including the awards made under the Burberry Senior Executive Restricted Share Plan

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Michael Mahony - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Michael Mahony

Date of Notification

17.06.03

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Michael Metcalf

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Burberry Group plc Approved Executive Share Option Scheme 2002 and the Burberry Group plc Non-Approved Executive Share Option Scheme 2002

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

17.06.03

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

12.06.03

18. Period during which or date on which exercisable

12.06.04 - 12.06.13

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

93,000 Ordinary Shares of 0.05p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.58 per Ordinary Share

22. Total number of shares or debentures over which options held following this notification

675,608 including the awards made under the Burberry Senior Executive Restricted Share Plan

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Michael Mahony - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Michael Mahony

Date of Notification

17.06.03

END

Close

‹ Back / Next ›

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	14:26 18 Jun 2003
Number	4848M

GUS plc announced yesterday, 17 June 2003, the increase in the share interests of its directors resulting from the following purchases, by Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited, of Ordinary shares of 25p each in GUS plc ("Ordinary shares"):

- On 30 May 2003, 650,000 Ordinary shares as trustee of the GUS plc ESOP Trust at a price of £6.377696 per share.
- On 13 June 2003, 500,000 Ordinary shares as trustee of the GUS plc ESOP Trust (No. 2) at a price of £6.639721 per share.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust and, as such, each of these directors of Burberry Group plc ("the Company") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Rose Marie Bravo, Michael Metcalf and Thomas O'Neill are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.2) and, as such, each of these directors of the Company are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Accordingly, Burberry Group plc wishes to announce the change in the interests of the above directors in the shares of the GUS group, the majority shareholder of the Company.

The Company was notified of the above purchases on 17 June 2003.

END

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	14:59 18 Jun 2003
Number	4882M

GUS plc made the following announcement yesterday, 17 June 2003:

"GUS plc has received notification that David Tyler, a director of the Company, has today exercised options in respect of 91,675 Ordinary shares in the Company comprising:

- Options in respect of 5,170 shares granted on 9 December 1998 at a price of 580.2p per share;
- Options in respect of 86,505 shares granted on 7 April 2000 at a price of 375.7p per share.

Following this exercise, Mr Tyler has sold 67,869 shares at a price of 678.0593p per share and retained the balance of 23,806 shares, thereby increasing his holding to 119,688 shares."

Accordingly, Burberry Group plc wishes to announce the change in the interests of David Tyler, one of its directors, in the shares of the GUS group, the majority shareholder of the Company.

Burberry Group plc was notified by GUS plc of the change in the above interests on 17 June 2003.

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	11:45 23 Jun 2003
Number	6381M

GUS plc announced on 19 June 2003, the increase in the share interests of its directors resulting from the purchase on 18 June 2003, by Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited, of 300,000 Ordinary shares of 25p each in GUS plc ("Ordinary shares") at a price of £6.7346 per share.

Rose Marie Bravo, Michael Metcalf and Thomas O'Neill are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.2) and, as such, each of these directors of Burberry Group plc ("the Company") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Accordingly, Burberry Group plc wishes to announce the change in the interests of the above directors in the shares of the GUS group, the majority shareholder of the Company.

The Company was notified of the above purchases on 19 June 2003.

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	12:35 23 Jun 2003
Number	6410M

The following is an extract of the announcement made by GUS plc on Friday, 20 June 2003:

"GUS plc

("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 25p to the following directors:-

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
John Peace	19.06.2003	19.06.2006 to 18.06.2013	Nil	103,626	675.5p
David Tyler	19.06.2003	19.06.2006 to 18.06.2013	Nil	62,176	675.5p

Following this notification, options are held by directors over 1,863,054 Ordinary shares of 25p in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 19 June 2003 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of 675.5p per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

Name of director	Maximum number of shares
John Peace	103,626
David Tyler	62,176

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 693,409 Ordinary shares of 25p in the Company."

Accordingly, Burberry Group plc ("Burberry") wishes to announce changes in the interests of two of its directors namely, John Peace and David Tyler, in the Ordinary shares, and the options to acquire such shares, of the GUS group, the majority shareholder of Burberry.

Burberry was notified by GUS plc of the changes in the above interests on 20 June 2003.

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next ›   Other Announcements from this Company ▾   Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:14 25 Jun 2003
Number	7918M

RNS Number:7918M
Burberry Group PLC
25 June 2003

Announcement

GUS plc announced on 24 June 2003, the increase in the share interests of its directors resulting from the purchase on 20 June 2003, by Towers Perrin Share Plan Services (Guernsey) Limited as trustee of the GUS plc ESOP Trust (No.3), of 500,000 Ordinary shares of 25p each in GUS plc ("ordinary shares"). These shares were purchased at a price of £6.637453 per share.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.3) and, as such, each of these directors of Burberry Group plc ("the Company") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Accordingly, Burberry Group plc wishes to announce the change in the interests of the above directors in the shares of the GUS group, the majority shareholder of the Company.

The Company was notified of the above purchases on 24 June 2003.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	18:38 25 Jun 2003
Number	7922M

RNS Number:7922M
Burberry Group PLC
25 June 2003

The following is an extract of the announcement made by GUS plc on Monday, 23 June 2003:

"GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH
THE GUS PLC CO-INVESTMENT PLAN

BURBERRY

In accordance with the terms of The GUS plc Co-Investment Plan, the following directors of the Company have opted to defer receipt of their bonus for the year ended 31 March 2003 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

Name of director	Number of Ordinary shares		Contingent interests in matching shares	
	Now acquired on behalf of director	Held after this acquisition	Now arising in respect of director	Held after this matching award
John Peace	57,778	154,148	195,858	383,758
David Tyler	33,778	153,466	114,501	224,109

The purchase of the shares acquired on behalf of the directors was made on 20 June 2003 at a price of 663.7453p per share; the award of the matching shares was made on 20 June 2003 by reference to a price of 663.7453p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of The GUS plc Co-Investment Plan in respect of 975,216 Ordinary shares of 25p in the Company."

Accordingly, Burberry Group plc ("Burberry") wishes to announce changes in the interests of two of its directors namely, John Peace and David Tyler, in the Ordinary shares of the GUS group, the majority shareholder of Burberry.

Burberry was notified by GUS plc of the changes in the above interests on 24 June 2003.

END

Close

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › | Other Announcements from this Company ▾ | Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	18:39 25 Jun 2003
Number	7911M

03 OCT -9 AM 7:21

RNS Number:7911M
Burberry Group PLC
25 June 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
BURBERRY GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES, AND MR EDWARD C. JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF NON-BENEFICIAL INTERESTS

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Nominee/Registered Name	Management Company	Shares Held
HSBC	FMRCO	14,520,616
Chase Manhattan Bank London	FISL	25,927
Bankers Trust	FPM	446,400
HSBC Client Holdings Nominee (UK) Limited	FPM	304,000
Citibank	FPM	101,600
Bank of New York London	FPM	84,300
Chase Manhattan Bank London	FIL	105,000
Northern Trust	FIL	117,300
J P Morgan	FIL	247,800
State Street Nominees Ltd	FIL	140,000
Bank of New York Brussels	FIL	189,400
Northern Trust	FIL	200,900
State Street Bank & Trust	FIL	24,400
Bank of New York London	FIL	344,100
Nortrust Nominees Ltd	FIL	327,400
Morgan Stanley	FIL	202,500

5) Number of shares/amount of stock acquired.
NOT APPLICABLE

6) (NOT APPLICABLE %) of issued Class

7) Number of shares/amount of stock disposed
3,369,765

8) (0.67 %) of issued Class

9) Class of security
ORDINARY SHARES OF 0.05P EACH

10) Date of transaction
NOT ADVISED

11) Date company informed
24 JUNE 2003

12) Total holding following this notification
17,381,643

13) Total percentage holding of issued class following this notification
3.48%

14) Any additional information

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds.

Fidelity International Limited is the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

The notification of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

15) Name of contact and telephone number for queries
RAJ BHASIN - 020 7968 0533

16) Name and signature of authorised company official responsible for making this notification
MICHAEL MAHONY

Date of Notification 25 JUNE 2003

END

Close

‹ Back / Next ›

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	17:44 30 Jun 2003
Number	9809M

GUS plc announced on 27 June 2003, the increase in the share interests of its directors resulting from the following purchases on 25 June 2003, by Towers Perrin Share Plan Services (Guernsey) Limited, of Ordinary shares of 25p each in GUS plc ("Ordinary shares"):

- 600,000 Ordinary shares as trustee of the GUS plc ESOP Trust (No.2) at a price of £6.610158 per share.

- 900,000 Ordinary shares as trustee of the GUS plc ESOP Trust (No.3) at a price of £6.610158 per share.

Rose Marie Bravo, Michael Metcalf and Thomas O'Neill are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.2) and, as such, each of these directors of Burberry Group plc ("the Company") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.3) and, as such, each of these directors of the Company are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Accordingly, Burberry Group plc wishes to announce the change in the interests of the above directors in the shares of the GUS group, the majority shareholder of the Company.

The Company was notified of the above purchases on 27 June 2003.

END

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next ›

Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Date of Trading Update
Released	15:14 4 Jul 2003
Number	1976N

Burberry Group plc announces that the trading update for the first quarter ending 30 June 2003 will be made on 14 July 2003.

END

Close

‹ Back / Next ›

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	16:04 4 Jul 2003
Number	2017N

GUS plc announced on 3 July 2003, the increase in the share interests of its directors resulting from the purchase on 2 July 2003, by Towers Perrin Share Plan Services (Guernsey) Limited as trustee of the GUS plc ESOP Trust (No.3), of 1,000,000 Ordinary shares of 25p each in GUS plc ("Ordinary shares"). These shares were purchased at a price of £6.7524 per share.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are, together with other employees of the GUS group, potential beneficiaries of the holdings of the GUS plc ESOP Trust (No.3) and, as such, each of these directors of Burberry Group plc ("the Company") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary shares of GUS plc held by that trust.

Accordingly, Burberry Group plc wishes to announce the change in the interests of the above directors in the shares of the GUS group, the majority shareholder of the Company.

The Company was notified of the above purchase on 3 July 2003.

END

communicate RNS

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Additional Listing
Released	16:27 8 Jul 2003
Number	3143N

Burberry Group plc ("the Company")

The Company has made a block listing application to the UK Listing Authority and the London Stock Exchange for 2,000,000 Ordinary Shares of 0.05p each in the Company to be admitted to the Official List and to trading on the London Stock Exchange upon issuance.

These shares will be issued pursuant to the Burberry Senior Executive IPO Share Option Scheme.

END

Close

‹ Back / Next ›

Company	Burberry Group PLC
TIDM	BRBY
Headline	First Quarter Trading Update
Released	07:00 14 Jul 2003
Number	4959N

Burberry Group plc

First Quarter Trading Update

14 July 2003. Burberry Group plc reports on trading for its first quarter ended 30 June 2003.

Highlights

- Total revenues increased by 18%, 17% underlying*
- Retail sales up 21% on an underlying basis, driven by new stores
- High single digit wholesale sales growth anticipated for the Autumn/Winter 2003 season; wholesale revenue increased 5% in the quarter
- Licensing revenue up 7% underlying

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, *"Following the very challenging start to the year due to external factors, Burberry achieved gradual improvement in trading as the quarter progressed. During the period, we continued to invest in our business through retail expansion, product development efforts and the upgrading of infrastructure in keeping with our long-range strategies. Burberry's results to date and the improving operating environment are consistent with management's expectations for the financial year."*

Total revenues

Total revenues in the first quarter increased by 18% (22% at constant exchange rates), or 17% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition) compared to the same period last year.

Retail

Total retail sales increased by 33% (boosted by the Korea acquisition) and accounted for approximately 53% of total revenue in the quarter. On an underlying basis, retail sales increased by 21%, driven primarily by contributions from stores opened in 2002/03. Comparable store sales, which declined modestly over the first seven weeks of the period, benefited from a strong summer promotional period and recorded a marginal gain for the quarter as a whole. During the quarter, the US remained the best performing market. Europe continued to be soft, while non-Japan Asia markets exhibited signs of recovery. While work progressed on Burberry's retail expansion, including the Milan store which is scheduled to open in September, no new stores were planned to open during the first quarter. Burberry remains on schedule to increase retail selling space by approximately

10% during the financial year.

Wholesale
As previously announced, Burberry anticipates high single digit wholesale sales growth for the Autumn/Winter 2003 season. In the first quarter, total wholesale sales increased by 5%. Underlying sales increased by 14%, partially as a result of the earlier shipments of autumn/winter product relative to the prior year. The majority of autumn/winter product shipments are concentrated in the second quarter of each financial year.

Licensing
Total licensing revenues in the quarter increased by 4%, 7% on an underlying basis. Royalties from the Japanese market reflected increases in certain royalty rates and single-digit volume gains. The volume gain is encouraging in light of the strong growth achieved in the comparable period last year and the lacklustre economic environment.

Burberry will provide a first half trading update on 14 October and release its interim results for the six months to 30 September 2003 on 18 November.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411

Brunswick

Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. AGM Resolutions
Released	09:54 17 Jul 2003
Number	6560N

Burberry Group plc ("the Company")

- Resolutions passed at the Company's Annual General Meeting held on 15 July 2003 other than those concerning Ordinary Business (as defined in the UKLA Listing Rules)

In accordance with paragraph 9.31(b) of the UKLA Listing Rules, copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Close

Full Text Announcement

‹ Back / Next ›   Other Announcements from this Company ▾   Send to a Friend

Company	Burberry Group PLC
TIDM	BRBY
Headline	Share Repurchase Resolution
Released	12:49 17 Jul 2003
Number	6705N

Burberry Group plc ("the Company")

The Company announces, pursuant to paragraph 15.3 of the UKLA Listing Rules, that the resolution seeking a general authority for the Company to purchase up to five per cent of its issued share capital was passed on a vote by a show of hands at the Annual General Meeting held on 15 July 2003.

END

Close

‹ Back / Next ›

82-34691

communicate RNS

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

03 OCT -9 AM 7:21

Company	Burberry Group PLC
TIDM	BRBY
Headline	Board Changes
Released	07:00 5 Aug 2003
Number	3230O

Burberry Group plc

Board Changes

London, August 5, 2003 -- Burberry Group plc, the international luxury goods company, announced today that Michael Metcalf, Chief Operating and Financial Officer, has decided to stand down effective March 31, 2004. Mr Metcalf has held his current position at Burberry since August 1998. During this time, he has been closely involved in the transformation of the business as well as the Group's successful listing on the London Stock Exchange last July.

Rose Marie Bravo, Chief Executive of Burberry, said, *"We will be sorry to see Mike go, but we respect both his decision and the thoughtfulness with which he is orchestrating his departure. In his 5-year tenure, Mike has made a very real contribution to Burberry, overseeing significant operational change as well as preparing the Group for last year's partial IPO."* Ms. Bravo continued, *"On behalf of the Board and everyone in the Company, I wish to extend our thanks to Mike and wish him every success in the future."*

Mike Metcalf said, *"I have had five extremely challenging and enjoyable years at Burberry, and am immensely proud of the progress that has been made by everyone in the Company. After careful reflection, I have come to the decision that now is a good time to look for new opportunities outside the Group."*

Ends

Enquiries:

Brunswick
Susan Gilchrist / Michaela Hopkins 020 7404 5959

Note to editors:
Burberry is a distinctive luxury brand with international recognition and broad appeal. The total retail value of Burberry product - which includes product sold through Burberry's own stores, through leading and prestige department stores and specialty retailers, and via licensing partners - is approximately £2 billion.

The Group has a clear strategy of growth through its focus on expanding in selected products, channels and geographies. Since the arrival of a new management team, starting in 1997, the Burberry brand has been successfully repositioned in line with its luxury heritage.

As a result of this strategy, total revenues for the 12 months to 31 March 2003 grew by 19% to £593.6 million, and operating profit before goodwill increased by 29% to £116.7 million. In the three months to 30 June 2003, total revenues increased by 18%.

END

Close

Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:53 30 Sep 2003
Number	3571Q

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

7,402,135 since the previous notification received from Wellington Management Company, LLP on 12 May 2003

8. Percentage of issued class

1.48%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

29 September 2003

12. Total holding following this notification

15,288,180

13. Total percentage holding of issued class following this notification

3.06%

14. Any additional information

Wellington Management Company, LLP acts as discretionary investment manager to various separate accounts that hold beneficial interests in Burberry Group plc.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin - Assistant Company Secretary

Date of notification

30 September 2003

END

Close

‹ Back / Next ›

82-34691

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
Telephone: +44 (0) 20 7583 5000
Facsimile: +44 (0) 20 7822 4652

The Directors
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

13 May 2003

Dear Sirs,

Notice of resignation as auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, we have agreed with you that the new firm, PricewaterhouseCoopers LLP will be replacing us as auditors.

In accordance with Section 392 of the Companies Act 1985, we give notice that we are resigning as auditors of Burberry Group plc, registered number 3458224 with effect from 13 May 2003.

In accordance with Section 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our resignation which we consider should be brought to the notice of the shareholders or creditors of Burberry Group plc.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers

Company Number: 3458224

THE COMPANIES ACT 1985

Burberry Group plc
("the Company")

At the Annual General Meeting of the Company duly convened and held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday, 15 July 2003, the following resolutions were passed:

SPECIAL RESOLUTION

11. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

    i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 25,000,000 being 5 per cent of the Company's issued ordinary share capital as at 21 May 2003;

    ii) the minimum price which may be paid for each such share is 0.05p;

    iii) the maximum price which may be paid for each such share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

    iv) the authority hereby conferred shall expire on the earlier of 14 October 2004 and the conclusion of the Annual General Meeting of the Company to be held in 2004 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

12. That the authority to allot the Company's shares, conferred on the Directors pursuant to Article 10 of the Company's Articles of Association, be renewed for the period ending on the date of the Annual General Meeting in 2008 or on 14 July 2008, whichever is the earlier, and for such period the "Section 80 Amount" shall be £83,000, being just under one-third of the issued ordinary share capital of the Company as at 21 May 2003.

SPECIAL RESOLUTIONS

13. That, subject to the passing of Resolution 12 above, the power conferred on the Directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution.

14. That, subject to the passing of Resolution 12 above, the power conferred on the Directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution and for such period the "Section 89 Amount" shall be £12,500, being 5 per cent of the issued ordinary share capital of the Company as at 21 May 2003.

For and on behalf of
Burberry Group plc

....
Company Secretary